August 28, 2006

Colin Campbell
Chief Executive Officer
Hostopia.com Inc.
110 East Broward Blvd., Suite 1650
Fort Lauderdale, Florida 33301

**Re:     Hostopia.com Inc.**
**Amendment No. 2 to Form S-1**
**Filed on August 11, 2006**
**File No. 333-135533**

Dear Mr. Campbell:

We have reviewed your filing and have the following comments.  Where indicated, we think you should revise your document in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.  After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

All page numbers refer to the marked courtesy copy of the registration statement that you provided to us.

General

1.      Please update your financial statements in accordance with Rule 3-12(g) of Regulation S-X.

Prospectus Cover Page

2.      Please tell us why you have expressed the public offering price, discounts and expenses in Canadian dollars rather than U.S. dollars.  Currently, your disclosure does not indicate where you expect the stock to trade.

Hostopia.com Inc., page 1

3.      We note your response to prior comment 6.  Please balance the discussion of your revenues with disclosure of your history of losses since 2002, your accumulated deficit, and the decline in net income for fiscal 2006.

Risk Factors, page 7

There is currently no market for our common stock. An active trading market may not develop for our common stock, and the price of our common stock may be subject to factors beyond our control. If our share price fluctuates after this offering, you could lose all or a significant part of your investment, page 17

4.      We reissue comment 13.  We note that a number of the factors you list that may influence the market price of your shares appear to be generic to all public companies.  For instance, you list the commencement or involvement in litigation as a factor that may influence the market price of your shares.  Please revise to ensure that each factor describes the specific risks to your company.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 26

Accounting for Stock-Based Compensation, page 30

5.      We have considered your response to comment 19 and at a minimum request that you expand your disclosure to explain the specific factors considered by your company supporting the differences in the fair value of your equity issuances and the estimated IPO price once determined.

Our Key Strengths, page 44

6.      We reissue comment 22 in part.  Please revise this section to identify the awards that you have won.

Competition, page 53

7.      We note your response to prior comment 30.  Please revise further to disclose your competitive position, in relation to your competitors, in each category of service that you offer.  We note disclosure elsewhere in the prospectus indicating that you believe you are a leading provider of Web services, but your position relative to the competitors you have named is not clear.  As previously requested, please include a discussion of both the positive and negative factors pertaining to your competitive position to the extent that they exist.  Refer to Item 101(c)(x) of Regulation S-K.

Acquisitions, page 54

8.      We reissue comment 31 in part.  Please revise this section to note that you assumed the liability for future services in regards to the asset you purchased from Fourtunecity.com.

Principal and Selling Shareholders, page 69

9.      Please tell us why you have included the options table under this heading.

10.     We note your response to comment 34.  Please revise footnote 7 to note that Telus Corporation is wholly owned by Telus Communications Company.


        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.  We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

        We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement.  Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration.  Please provide this request at least two business days in advance of the requested effective date.

You may contact Yolanda Crittenden, Accountant, at (202) 551-3472 or Cicely LaMothe, Accounting Branch Chief, at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters.  Please contact David Roberts, Staff Attorney, at (202) 551-3856 or the undersigned at (202) 551-3780 with any other questions.

Sincerely,

Karen J. Garnett
Assistant Director

cc:     Gil Cornblum, Esq. (*via facsimile*)